May 18, 2005, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (417) 926-4362.

Susan J. Uchtman, CPA
Chief Financial Officer
First Bancshares, Inc.
142 E. First Street
Mountain Grove, MO 65711

Re: First Bancshares, Inc.
Form 10-K for the Year Ended June 30, 2004
Forms 10-Q for the fiscal year 2005
File Number 000-22842

Dear Ms. Uchtman,

      We have reviewed your response letter filed May 11, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Consolidated Financial Statements

(5) Loans Receivable Held-For-Investment - page 34

1. We note your response to our previous comment 3. Please supplementally provide the following information, and revise to disclose here and in MD&A where appropriate:
* Tell us how you determined the amount of possible liability under
the letters of credit to be zero at June 30, 2004, September 30,
2004
and December 31, 2004 under FIN 45. If the liability under the letter of credit could not be estimated, please tell us how you reached that conclusion.
* Tell us why the third quarter of 2005 was the correct period to record a liability under the letter of credit and additional reserves related to the non-accrual loan.
* Supplementally tell us how you accounted for the draw on the letter of credit in the amount of $439,707 disclosed in your 8-K filed April
6, 2005, and tell us where the amounts are reflected in the March
31,
2005 10-Q. In addition, please tell us if you have recorded a liability for the remainder of the draw request.

Form 10-Q for the period ended September 30, 2004

2. Please refer to our previous comment 5.  Supplementally tell us,
and revise to disclose how you determined that the sale of the title
insurance business qualified as a sale of property and not a sale of
a business under SFAS 144.   In addition, supplementally tell us
if
South Central Missouri Title Company, Inc. engaged in any other business besides title insurance or real estate closing services.


*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Please file your response letter on EDGAR. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

                                   Sincerely,



                                   Paul Cline
                                   Senior Accountant

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Ms. Susan J. Uchtman
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